Exhibit 99.11

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use of and reference to our name and report evaluating a portion of Cenovus Energy Inc.’s oil and gas reserves data, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2022, estimated using forecast prices and costs, and the information derived from our report, as described or incorporated by reference in Cenovus Energy Inc.’s annual report on Form 40-F for the year ended December 31, 2022 and Cenovus Energy Inc.’s registration statements on Form F-10 (File No. 333-259814), Form S-8 (File Nos. 333-163397 and 333-251886) and Form F-3D (File No. 333-202165) filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

        Yours truly,

        GLJ LTD.

        /s/ Jodi L. Anhorm
        Jodi L. Anhorn, P. Eng.
        President and Chief Executive Officer

Calgary, Alberta
February 16, 2023

1920, 401 – 9th Ave SW Calgary, AB, Canada T2P 3C5 I teI 403-266-9500 I gIjpc.com